FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   January 2008

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



| Teva Pharmaceutical Industries Ltd. | Web Site: www.tevapharm.com |

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| Contact: | **Elana Holzman** | Teva Pharmaceutical Industries Ltd. | 972 (3) 926-7554 |
| | **Kevin Mannix** | Teva North America | (215) 591-8912 |

For Immediate Release

TEVA ANNOUNCES WYETH VOIDS STANDSTILL AGREEMENT ON GENERIC PROTONIX®

Jerusalem, Israel, January 29, 2008 – Teva Pharmaceutical Industries Ltd. (Nasdaq:TEVA) announced today that the Company's standstill agreement with Wyeth/Altana regarding additional shipments by Teva of generic Protonix (Pantoprazole Sodium) has terminated as a result of Wyeth's launch of an authorized generic product.

Teva is currently involved in patent litigation with Wyeth/Altana concerning this product in the U.S. District Court for the District of New Jersey. A trial date has not been set.

In September 2007, the District Court denied a motion filed by Wyeth/Altana for a preliminary injunction related to Teva's Pantoprazole Tablets. In that decision, the Court found that Wyeth/Altana did not meet its burden of proving likelihood of success on the merits. Wyeth/Altana have appealed that decision.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                 Name: Dan Suesskind
                                 Title: Chief Financial Officer

Date: January 29 , 2008